Filed by: Gold Kist Holdings Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Commission File No. 333-116066

Subject Company: Gold Kist Inc.

Commission File No.: 002-62681

Date: August 25, 2004

A copy of a letter to be delivered to members of Gold Kist Inc. is being filed as Appendix A to this filing and a copy of a letter to be delivered to former member equity holders of Gold Kist Inc. is being filed as Appendix B to this filing. The letters are being delivered in connection with the delivery of a prospectus supplement to the previously delivered disclosure statement-prospectus. The Appendices are incorporated herein by reference.

The proposed conversion has been submitted to members of Gold Kist for their consideration, and Gold Kist Holdings Inc. has filed with the Securities and Exchange Commission a registration statement on Form S-4 relating to the conversion. Members of Gold Kist are urged to read the registration statement and the accompanying documents. These documents contain important information about the conversion and are available for free on the SEC web site at www.sec.gov.

The material in this filing contains “forward-looking statements” as defined in Section 27A of the Securities Act and Section 21E of the Securities Exchange Act, including those statements regarding the listing of the common stock of Gold Kist Holdings Inc. on the Nasdaq National Market in connection with proposed conversion. You should read these statements carefully because they discuss future expectations, contain projections or our results of operations or financial condition and/or state other forward-looking information. These statements may also involve risks and uncertainties that could cause our actual results of operations or financial condition to materially differ from our expectations in this filing. For example, although approved by our Board of Directors, the conversion is required to be approved by the members of Gold Kist and is subject to the satisfaction of other conditions, including the completion of the initial public offering by Gold Kist Holdings Inc. Other risks to our completion of the conversion include market conditions for corporate equity securities generally, for the securities of poultry and other protein and agribusiness companies and for the common stock being offered by Gold Kist Holdings, in particular. In addition, in its sole discretion, the Board of Directors may amend the amended and restated plan of conversion or terminate or withdraw the plan of conversion or the initial public offering at any time. There can be no assurances that the conversion and the initial public offering will be completed. When reviewing and considering this filing, you should also keep in mind the risk factors and other cautionary statements contained in our filings made with the Securities and Exchange Commission.

Any forward-looking statements in this filing are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions, expected future developments and other factors that we believe are appropriate under the current circumstances. However, events may occur in the future that we are unable to accurately predict, or over which we have no control. Forward-looking statements are not a guarantee of future performance and actual results or developments may differ materially from expectations. You are therefore cautioned not to place undue reliance on such forward-looking statements. We do not intend to update any forward-looking statements contained in this filing.

Appendix A

August 27, 2004

Dear Gold Kist Member:

I appreciate the opportunity that we had to meet with you last week to discuss the proposed conversion of Gold Kist to a for profit corporation. I think that we all came away from those meetings with a good feeling about the future of our company, the proposed transaction, and the strong relationship between the company and you, our grower members.

As we have gone through this process of presenting to you this proposal for conversion, I have made every effort to keep you up to date on relevant information that could affect your decision. In that spirit, I want to inform you that with the recommendation of our investment banker, your Board of Directors has decided to apply to list our common stock on the Nasdaq National Market under the symbol “GKIS” instead of pursuing a listing on the New York Stock Exchange. We believe that a listing on Nasdaq will provide you the same liquidity for your shares as a NYSE listing. More than 3,300 companies are listed on Nasdaq including Microsoft, Costco, Sanderson Farms, Whole Foods and Starbucks.

I have enclosed a prospectus supplement that contains disclosure about the proposed listing on Nasdaq discussed above and information related to Gold Kist employee pension and retirement plans that was not included in the original disclosure statement-prospectus that was delivered to you. This information is similar to that reported in our previous 10-K filings with the Securities and Exchange Commission.

If this additional information affects your thinking on the transaction and you have already cast your ballot, you can contact your division manager to request a new ballot. Otherwise, your vote remains effective, as completed, and no further action is required. There is a more detailed description of these voting rights in the enclosed prospectus supplement. If you have not yet voted, I urge you to cast your ballot on this important conversion proposal as soon as possible. Please remember that while you do not have to attend the meeting on September 8, all ballots must be received by that date.

If you have further questions regarding the conversion proposal or the materials that you received, please call our information line at (770) 393-5359.

Sincerely,

John Bekkers

President and

Chief Executive Officer

A-1

Appendix B

August 27, 2004

Dear Gold Kist Former Member:

As we have gone through this process of presenting to you this proposal for conversion, I have made every effort to keep you up to date on relevant information that could affect your decision. In that spirit, I want to inform you that with the recommendation of our investment banker, your Board of Directors has decided to apply to list our common stock on the Nasdaq National Market under the symbol “GKIS” instead of pursuing a listing on the New York Stock Exchange. We believe that a listing on Nasdaq will provide you the same liquidity for your shares as a NYSE listing. More than 3,300 companies are listed on NASDAQ including Microsoft, Costco, Sanderson Farms, and Starbucks.

I have enclosed a prospectus supplement that contains disclosure about the proposed listing on Nasdaq discussed above and information related to Gold Kist employee pension and retirement plans that was not included in the original disclosure statement-prospectus that was delivered to you. This information is similar to that reported in our previous

10-K filings with the Securities and Exchange Commission.

If you have any questions regarding the conversion or any of the materials that you received, you can call our information line at (770) 393-5359.

Sincerely,

John Bekkers

President and

Chief Executive Officer

B-1